Via Facsimile and U.S. Mail
Mail Stop 6010

December 7, 2006

Bernd R. Seizinger, M.D., Ph.D.
Chief Executive Officer
GPC Biotech AG
Fraunhoferstrasse 20
D-82152 Martinsried/Munich
Germany

> **Re: GPC Biotech AG**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 0-50825**

Dear Dr. Seizinger:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief